Pollution Research and Control Corp.
                          9300 Wilshire Ave., Suite 308
                             Beverly Hills, CA 90212
                                 (310) 248-3655



                                 March 27, 2002


VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Attn:  Mr. Tom Jones

        RE:    POLLUTION RESEARCH AND CONTROL CORP.
               REGISTRATION STATEMENT ON FORM S-3/A
               FILE NO. 333-55276

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Act"), Pollution Research and Control Corp. (the "Company"), hereby applies to have the above referenced Registration Statement (the "Registration Statement") withdrawn effective immediately. The contractual obligations of the Company to register for resale the common stock and the common stock underlying the 18% Subordinated Convertible Debentures, warrants and the options identified in the Registration Statement have been modified to eliminate any obligation of the Company currently to register the resale of these shares. No securities included in the Registration Statement filed under the Act have been sold.

        If you have any questions with respect to the above, or if you require additional information, please do not hesitate to contact the undersigned.

                                          Sincerely,

                                            /S/ JACQUES TIZABI

                                          Jacques Tizabi
                                          President and Chief Executive Officer